Exhibit 99.1

ATA Creativity Global Reports 2022 Second Quarter Financial Results

Conference Call on Thursday, August 11, 2022, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 11, 2022 (NY)/ August 12, 2022 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and six months ended June 30, 2022 (“Second Quarter 2022” and “First Half 2022”, respectively).

Second Quarter 2022 and First Half 2022 Highlights

•

During Second Quarter 2022, student enrollment was 1,018, compared to 1,051 in the prior-year period. Of these students, 547 were enrolled in ACG’s portfolio training programs. 25,387 credit hours were delivered during Second Quarter 2022, compared to 28,445 in the prior-year period

•

Second Quarter 2022 net revenues of RMB34.0 million (US$5.1 million), compared to RMB36.8 million in the prior-year period, due to decreased revenue contributions from portfolio training and research-based learning services, which were primarily impacted by temporary training center closures in major cities including Shanghai and Beijing as a result of local COVID-19 resurgences and citywide lockdowns

•

Second Quarter 2022 net loss attributable to ACG of RMB22.1 million (US$3.3 million), compared to net income attributable to ACG of RMB14.1 million in the prior-year period, primarily as a result of a one-time RMB33.5 million investment gain relates to the disposal of the K-12 education assessment business in the prior-year period

•	First Half 2022 net revenues of RMB76.2 million (US$11.4 million), compared to RMB74.4 million in the prior-year period

•	First Half 2022 net loss attributable to ACG of RMB37.9 million (US$5.7 million), compared to RMB4.9 million in the prior-year period

•	RMB60.5 million (US$9.0 million) in cash and cash equivalents as of June 30, 2022

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “During Second Quarter 2022, we remained focused on supporting our students in their creative arts studies, particularly those who had to shift to a distance learning delivery method due to local COVID-19 resurgences and subsequent lockdowns. Those restrictions in major cities such as Beijing and Shanghai have since been lifted, but our top and bottom line results were impacted by the decreased contributions from our portfolio training and research-based learning services during the period as our training centers in those core cities had to temporarily close in compliance with mandatory lockdown procedures. We did see modest increases in revenues from overseas study counselling service, which gives us confidence that there continues to be strong demand for overseas study opportunities and students are looking to take advantage of these opportunities in the near future. ACG continued to provide quality programs to students while closely monitoring the pandemic situation in China. One of our online offerings, the ACG Overseas Master program, has continued to be well received by participating students since we initially introduced it in 2020 in response to the COVID-19 pandemic. The ACG Overseas Master program provides small classes within specialized areas of fine and applied arts, architecture, and industrial and interactive design, all of which are taught by professors from prestigious overseas arts schools including the University of the Arts London, Parsons School of Design and others.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “We continue to strive to provide superior course offerings and support for ACG’s students despite the uncertainties caused by the recent resurgence of COVID-19 in some of our core cities. As the public health situation across the nation gradually improves, ACG and our staff are committed to guiding our students through the upcoming application process this fall and winter as a next step in their creative arts education journey. We plan to continue developing hands-on programs that cater to the interests of our students, including a new series of online courses focused on current topics such as the metaverse and non-fungible tokens (NFTs) as well as the on-site learnings tours that feature visits to cultural heritage sites in China. ACG is also working to streamline our organizational structure by integrating full-time teachers in more active roles in internal management including sales, marketing and product development, key areas that drive the Company’s growth that will enable us to seize potential opportunities that may occur in the market. We remain confident in the value we bring to students as a leading provider of creative arts education and are continuously exploring ways in which we can meet the needs of our evolving student population.”

Operating Review

Enrollment Update

ACG student enrollment for Second Quarter 2022 was 1,018, of which 547 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 25,387 credit hours were delivered for portfolio training programs during Second Quarter 2022, of which 10,710 credit hours were delivered for time-based programs and 14,677 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Second Quarter 2022, compared to those for the prior-year period:

	Second Quarter Ended June 30, 2022	Second Quarter Ended June 30, 2021	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	10,710	14,224	(24.7%)
Project-based Program	14,677	14,221	3.2%

Total	25,387	28,445	(10.8%)

During Second Quarter 2022, 471 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services, research-based learning services, as well as foreign language training services.

Second Quarter 2022 Financial Review – GAAP Results

ACG’s total net revenues for Second Quarter 2022 were RMB34.0 million (US$5.1 million), compared to RMB36.8 million in the prior-year period, primarily due to revenue decreases from the portfolio training and research-based learning service businesses caused by local COVID-19 resurgences and subsequent lockdowns in major cities such as Shanghai and Beijing. Revenues from portfolio training programs were RMB26.4 million, or 77.6% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB7.6 million, or 22.4% of total net revenues, during the period.

Gross profit for Second Quarter 2022 was RMB12.1 million (US$1.8 million), compared to RMB16.0 million in the prior-year period. Gross margin was 35.6% during the period, compared to 43.4% in the prior-year period. The decrease was primarily caused by the revenue decline described above.

Total operating expenses for Second Quarter 2022 decreased to RMB38.6 million (US$5.8 million), from RMB39.8 million in the prior-year period.

Loss from operations for Second Quarter 2022 was RMB26.4 million (US$3.9 million), compared to RMB23.8 million in the prior-year period.

Net loss attributable to ACG for Second Quarter 2022 was RMB22.1 million (US$3.3 million), compared to net income attributable to ACG of RMB14.1 million in the prior-year period, primarily due to a one-time RMB33.5 million investment gain resulting from the disposal of the Company’s K-12 education assessment business in June 2021.

For Second Quarter 2022, basic and diluted losses per common share attributable to ACG were both RMB0.35 (US$0.05), compared to basic and diluted earnings per common share of RMB0.21 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.70 (US$0.10), compared to basic and diluted earnings per ADS of RMB0.42 in the prior-year period.

First Half 2022 Financial Review – GAAP Results

ACG’s total net revenues for First Half 2022 was RMB76.2 million (US$11.4 million), compared to RMB74.4 million in the prior-year period. Revenues from portfolio training programs were RMB53.1 million, or 69.7% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB23.1 million, or 30.3% of total net revenues, during the period.

Gross profit for First Half 2022 was RMB31.4 million (US$4.7 million), compared to RMB30.8 million in the prior-year period. Gross margin was 41.2% during the period, compared to 41.5% in the prior-year period.

Total operating expenses for First Half 2022 decreased to RMB76.6 million (US$11.4 million), from RMB77.9 million in the prior-year period.

Loss from operations for First Half 2022 was RMB45.2 million (US$6.7 million), compared to RMB47.1 million in the prior-year period.

Net loss attributable to ACG for First Half 2022 was RMB37.9 million (US$5.7 million), compared to RMB4.9 million in the prior-year period, primarily due to the one-time investment gain noted in the Second Quarter 2022 Financial Review.

For First Half 2022, basic and diluted losses per common share attributable to ACG were both RMB0.60 (US$0.09), compared to RMB0.11 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.20 (US$0.18), compared to RMB0.22 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Second Quarter 2022, which excludes share-based compensation expense and foreign currency exchange gain (loss), net (non-GAAP), was RMB21.6 million (US$3.2 million), compared to adjusted net income of RMB14.7 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for Second Quarter 2022, were RMB0.34 (US$0.05). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain, net (non-GAAP) for Second Quarter 2022 were RMB0.68 (US$0.10).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted losses per ADS for Second Quarter 2022 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2022, ACG’s cash and cash equivalents were RMB60.5 million (US$9.0 million), working capital deficit was RMB223.9 million (US$33.4 million), and total shareholders’ equity was RMB153.3 million (US$22.9 million); compared to cash and cash equivalents of RMB71.3 million, working capital deficit of RMB192.6 million, and total shareholders’ equity of RMB190.9 million, respectively, as of December 31, 2021.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, August 11, 2022 (9 a.m. Beijing time on Friday, August 12, 2022), during which management will discuss the results of the second quarter and six months ended June 30, 2022.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=vjOLXGDR.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for, and market acceptance and competitiveness of ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2021, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and six months ended June 30, 2022, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.6981 to US$1.00, the noon buying rate as of June 30, 2022, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	71,339,361	60,516,273	9,034,842
Accounts receivable	938,189	405,869	60,595
Prepaid expenses and other current assets	3,129,600	6,097,072	910,269
Total current assets	75,407,150	67,019,214	10,005,706

Long-term investments	38,000,000	38,000,000	5,673,251
Property and equipment, net	36,503,984	34,669,945	5,176,087
Intangible assets, net	93,352,778	84,856,111	12,668,684
Goodwill	194,754,963	194,754,963	29,076,150
Other non-current assets	26,739,026	25,407,110	3,793,182
Right-of-use assets	42,417,409	37,652,210	5,621,327
Total assets	507,175,310	482,359,553	72,014,387

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,174,095	46,601,405	6,957,409
Lease liabilities-current	17,351,427	17,287,128	2,580,900
Deferred revenues	202,453,092	227,056,775	33,898,684

Total current liabilities	267,978,614	290,945,308	43,436,993

Lease liabilities-non-current	23,365,840	19,390,844	2,894,977
Deferred income tax liabilities	24,931,322	18,696,687	2,791,342

Total liabilities	316,275,776	329,032,839	49,123,312

Shareholders’ equity:
Common shares	4,720,147	4,720,147	704,699
Treasury shares	(9,818,754)	(9,270,884)	(1,384,107)
Additional paid-in capital	540,583,564	540,765,380	80,734,146
Accumulated other comprehensive loss	(37,559,847)	(37,235,569)	(5,559,124)
Accumulated deficit	(310,156,018)	(348,079,921)	(51,966,964)

Total shareholders’ equity attributable to ACG	187,769,092	150,899,153	22,528,650

Non-redeemable non-controlling interests	3,130,442	2,427,561	362,425

Total shareholders’ equity	190,899,534	153,326,714	22,891,075

Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	507,175,310	482,359,553	72,014,387

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	36,760,950	34,045,045	5,082,791
Cost of revenues	20,808,818	21,921,238	3,272,755

Gross profit	15,952,132	12,123,807	1,810,036
Operating expenses:
Research and development	2,729,866	1,854,064	276,804
Sales and marketing	16,648,618	19,826,163	2,959,968
General and administrative	20,426,090	16,887,923	2,521,301

Total operating expenses	39,804,574	38,568,150	5,758,073

Other operating income, net	5,625	5,505	822

Loss from operations	(23,846,817)	(26,438,838)	(3,947,215)
Other income (expense):
Investment income	33,542,154	—	—
Interest income, net of interest expenses	294,033	163,305	24,381
Foreign currency exchange gain (loss), net	(244,406)	8,702	1,299

Income (loss) before income taxes	9,744,964	(26,266,831)	(3,921,535)
Income tax benefit	(3,687,455)	(4,071,305)	(607,830)

Net income (loss)	13,432,419	(22,195,526)	(3,313,705)

Net loss attributable to redeemable non-controlling interests	(277,089)	—	—
Net loss attributable to non-redeemable non-controlling interests	(435,626)	(125,499)	(18,737)
Net income (loss) attributable to ACG	14,145,134	(22,070,027)	(3,294,968)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(133,390)	358,766	53,562

Comprehensive income (loss) attributable to ACG	14,011,744	(21,711,261)	(3,241,406)

Basic and diluted earnings (losses) per common share attributable to ACG	0.21	(0.35)	(0.05)
Basic and diluted earnings (losses) per ADS attributable to ACG	0.42	(0.70)	(0.10)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	74,350,495	76,183,674	11,373,923
Cost of revenues	43,524,823	44,788,476	6,686,743

Gross profit	30,825,672	31,395,198	4,687,180
Operating expenses:
Research and development	5,246,592	3,537,134	528,080
Sales and marketing	29,971,605	34,478,427	5,147,494
General and administrative	42,690,348	38,601,411	5,763,039

Total operating expenses	77,908,545	76,616,972	11,438,613

Other operating income, net	11,863	11,010	1,644

Loss from operations	(47,071,010)	(45,210,764)	(6,749,789)
Other income (expense):
Investment income	33,542,154	—	—
Interest income, net of interest expenses	574,772	372,470	55,608
Foreign currency exchange gain (loss), net	(156,786)	9,893	1,477

Loss before income taxes	(13,110,870)	(44,828,401)	(6,692,704)
Income tax benefit	(6,407,151)	(6,201,617)	(925,877)

Net loss	(6,703,719)	(38,626,784)	(5,766,827)

Net loss attributable to redeemable non-controlling interests	(714,121)	—	—
Net loss attributable to non-redeemable non-controlling interests	(1,090,975)	(702,881)	(104,937)
Net loss attributable to ACG	(4,898,623)	(37,923,903)	(5,661,890)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(42,891)	324,278	48,413

Comprehensive loss attributable to ACG	(4,941,514)	(37,599,625)	(5,613,477)

Basic and diluted losses per common share attributable to ACG	(0.11)	(0.60)	(0.09)
Basic and diluted losses per ADS attributable to ACG	(0.22)	(1.20)	(0.18)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	14,145,134	(22,070,027)	(4,898,623)	(37,923,903)
Share-based compensation expenses	264,067	504,444	489,298	739,134
Foreign currency exchange loss (gain), net	244,406	(8,702)	156,786	(9,893)

Non-GAAP net income (loss) attributable to ACG	14,653,607	(21,574,285)	(4,252,539)	(37,194,662)
GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.21	(0.35)	(0.11)	(0.60)
Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	0.22	(0.34)	(0.10)	(0.59)